SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Dana C. O’Brien

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 55.4%
14	TYPE OF REPORTING PERSON HC; CO

*	Includes 94,151,707 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2014. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split.
**	Based on the number of Common Units (214,541,422) and Subordinated Units (207,855,430) issued and outstanding as of January 28, 2016, as set forth in the Purchase Agreement, dated January 28, 2016, by and between the Partnership and CenterPoint Energy, Inc. (“CNP”), filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2016.

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Resources Corp. 76-0511406
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 55.4%
14	TYPE OF REPORTING PERSON CO

*	Includes 94,151,707 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2014. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split.
**	Based on the number of Common Units (214,541,422) and Subordinated Units (207,855,430) issued and outstanding as of January 28, 2016, as set forth in the Purchase Agreement, dated January 28, 2016, by and between the Partnership and CNP, filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2016.

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on June 9, 2014 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the limited partner interests in Enable Midstream Partners, LP, a Delaware limited partnership (the “Issuer” or “Partnership”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons (as defined below) as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D/A”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer

This Item 1 shall be deemed to amend and restate Item 1 of the Original Schedule 13D in its entirety.

This Schedule 13D/A relates to the common units representing limited partner interests (the “Common Units”) of the Partnership and the 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”). The Partnership’s principal executive office is at One Leadership Square, 211 North Robinson Avenue, Suite 150, Oklahoma City, Oklahoma 73102.

Upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership attached as Exhibit B to the Original Schedule 13D (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons (as defined below) are convertible into Common Units on a one-for-one basis as set forth in the Partnership Agreement.

References to the “General Partner” refer to Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership.

Item 2.	Identity and Background

This Item 2 shall be deemed to amend and restate Item 2 of the Original Schedule 13D in its entirety.

(a) This Schedule 13D/A is jointly filed pursuant to a Joint Filing Agreement attached as Exhibit L to the Original Schedule 13D by and between (i) CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and (ii) CenterPoint Energy Resources Corp., a Delaware corporation (“CERC” and, together with CenterPoint, the “Reporting Persons”). CenterPoint is a publicly traded Texas corporation and is the sole stockholder of, and owns all of the interests in, CERC.

(b) The business address of the Reporting Persons and the Listed Persons (as defined below) is 1111 Louisiana, Houston, Texas 77002.

(c) The principal business of CenterPoint is the ownership and operation, directly or indirectly, of electric transmission and distribution facilities and natural gas distribution facilities and the investment in interests in the Partnership. The principal business of CERC is the ownership and operation, directly or indirectly, of natural gas distribution facilities and the investment in interests in the Partnership.

The name and present principal occupation of each director and executive officer of CenterPoint (the “CenterPoint Listed Persons”) are set forth on Exhibit A to this Schedule 13D/A, which is incorporated herein by reference. The name and present principal occupation of each director and executive officer of CERC (the “CERC Listed Persons”) are set forth on Exhibit A to this Schedule 13D/A, which is incorporated herein by reference. The CenterPoint Listed Persons and the CERC Listed Persons are collectively referred to as the “Listed Persons.”

(d) – (e) During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Listed Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CenterPoint is a Texas corporation. CERC is a Delaware corporation and wholly owned subsidiary of CenterPoint. All Listed Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 shall be deemed to amend and supplement Item 3 of the Original Schedule 13D as set forth below.

On June 5, 2015 and June 9, 2015, Scott M. Prochazka acquired with personal funds beneficial ownership of additional Common Units at the then-current market price for the Common Units.

On June 12, 2015 pursuant to a master formation agreement attached as Exhibit C to the Original Schedule 13D (the “Master Formation Agreement”) with OGE Energy Corp., an Oklahoma corporation (“OGE Energy”), and two affiliates of ArcLight Capital Partners, LLC (“ArcLight”), CenterPoint exercised its put right with respect to a 0.1% interest in Southeast Supply Header, LLC (“SESH”) in exchange for 25,341 Common Units. The transaction closed on June 30, 2015. As a result of this exercise, CenterPoint contributed to the Partnership a 0.1% interest in SESH.

Item 4.	Purposes of Transactions

This Item 4 shall be deemed to amend and restate Item 4 of the Original Schedule 13D in its entirety.

The Reporting Persons acquired the Common Units and Subordinated Units or will acquire, with respect to the Series A Preferred Units, reported herein for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Subordinated Units owned of record by the Reporting Persons are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Partnership may grant phantom units, performance units, appreciation rights, restricted units, option rights, cash incentive awards, distribution equivalent rights or other unit-based awards and unit awards to officers, directors and employees of the General Partner or its affiliates, including any individual who provides services to the Partnership or the General Partner as seconded employees, and any consultants, affiliates of the General Partner or other individuals who perform services for the Partnership pursuant to the Enable Midstream Partners, LP Long Term Incentive Plan (the “LTIP”) adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the LTIP on the open market, directly from the Partnership, from any other person or any combination of the foregoing.

In accordance with the Master Formation Agreement, CenterPoint had certain put rights, and the Partnership had certain call rights, exercisable with respect to the 25.05% interest in SESH, under which CenterPoint would contribute its retained interest in SESH, in exchange for a specified number of Common Units in the Partnership and a cash payment, payable either from CenterPoint to the Partnership or from the Partnership to CenterPoint, to the extent of changes in the value of SESH subject to certain restrictions. CenterPoint exercised its put right with respect to a 0.1% interest in SESH and the transaction closed on June 30, 2015. As a result of this exercise, CenterPoint contributed to the Partnership a 0.1% interest in SESH in exchange for 25,341 Common Units.

On January 29, 2016, CenterPoint issued a press release (the “ Preferred Press Release”) in which it announced that it entered into a purchase agreement, whereby (i) Enable would redeem $363 million of notes payable to CenterPoint’s indirect wholly owned subsidiary, CenterPoint Energy Resources Finance, Inc. and (ii) CenterPoint or CERC would use the proceeds from the repayment of the notes to purchase the Partnership’s Series A Preferred Units (the “Transaction”). A copy of the Preferred Press Release is attached hereto as Exhibit M and is incorporated herein by reference. The description herein of the Preferred Press Release is qualified in its entirety by reference to the Preferred Press Release.

In connection with the closing of the Transaction, CenterPoint and the Partnership have agreed to enter into a Registration Rights Agreement granting CenterPoint certain registration rights with respect to the Series A Preferred Units, and the Partnership will amend its Partnership Agreement to provide for the new Series A Preferred Units. The consummation of the Transaction is subject to the completion of due diligence to the satisfaction of CenterPoint and certain customary closing conditions. There is no assurance that all of the conditions to the consummation of the Transaction will be satisfied. The Transaction is expected to close prior to the end of the first quarter of 2016.

On February 1, 2016, CenterPoint issued a press release (the “Press Release”) in which it announced that it will evaluate strategic alternatives for its investment in the Partnership, including a sale or spin-off qualifying under section 355 of the U.S. Internal Revenue Code. A copy of the Press Release is attached hereto as Exhibit N and is incorporated herein by reference. The description herein of the Press Release is qualified in its entirety by reference to the Press Release.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D/A, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Partnership

This Item 5 shall be deemed to amend and restate Item 5 of the Original Schedule 13D in its entirety.

(a) After giving effect to the transaction that is the subject of this Schedule 13D/A:

•	CERC holds directly 94,151,707 Common Units, representing 43.9 % of the outstanding Common Units of the Partnership. CERC also holds 139,704,916 Subordinated Units, representing approximately 67.2% of the outstanding Subordinated Units of the Partnership.

•	CenterPoint, as the sole stockholder of CERC may, pursuant to Rule 13d-3, be deemed to beneficially own the 94,151,707 Common Units held of record by CERC, representing approximately 43.9 % of the outstanding Common Units. In addition, CenterPoint may, pursuant to Rule 13d-3, be deemed to beneficially own the 139,704,916 Subordinated Units held by CERC, representing approximately 67.2% of the outstanding Subordinated Units of the Partnership.

•	Through their ownership interest in the General Partner, CenterPoint and CERC may be deemed to beneficially own an interest in the General Partner’s non-economic general partner interest and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions).

•	In addition, as of the date of this report, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Scott M. Prochazka	10,000	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (214,541,422) and Subordinated Units (207,855,430) issued and outstanding as of January 28, 2016, as set forth in the Purchase Agreement, dated January 28, 2016, by and between the Partnership and CNP, filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2016.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Exhibit A for additional information applicable to the Listed Persons. To the Reporting Persons’ knowledge, each of the Listed Persons listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him in Item 5(a).

(c) The information set forth in Item 3 is incorporated herein by reference. Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover pages of this Schedule 13D/A and in this Item 5. Except for the foregoing and the cash distributions described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership

This Item 6 shall be deemed to amend and supplement Item 6 of the Original Schedule 13D as set forth below.

The information provided or incorporated by reference in Item 3 and Item 4 above is hereby incorporated by reference herein.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of CenterPoint and CERC (filed herewith).

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Master Formation Agreement dated as of March 14, 2013 by and among CenterPoint Energy, Inc., OGE Energy Corp., Bronco Midstream Holdings, LLC and Bronco Midstream Holdings II, LLC filed as Exhibit 2.1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit D	Contribution Agreement, dated as of May 30, 2014 by and among CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership (filed as Exhibit D to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CERC’s Quarterly Report on Form 10-Q (File No. 001-13265) filed with the Commission on November 12, 2013 and incorporated herein in its entirety by reference).

Exhibit F	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Underwriting Agreement, dated as of April 10, 2014, by and among the Partnership, the General Partner, Enogex Holdings LLC and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on April 16, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Registration Rights Agreement dated as of May 1, 2013 by and among CenterPoint Energy Field Services LP, CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC, and Enogex Holdings LLC (filed as Exhibit 10.12 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit I	Indenture, dated as of May 27, 2014, between the Partnership and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit J	First Supplemental Indenture, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit K	Registration Rights Agreement, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, as representatives of the initial purchasers (filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit L	Joint Filing Statement (filed as Exhibit L to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit M	Press release, dated as of January 29, 2016.

Exhibit N	Press release, dated as of February 1, 2016.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY RESOURCES CORP.

By:	/s/ Dana C. O’Brien	By:	/s/ Dana C. O’Brien
Name:	Dana C. O’Brien	Name:	Dana C. O’Brien
Title:	Senior Vice President, General Counsel and Corporate Secretary	Title:	Senior Vice President, General Counsel and Corporate Secretary